UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K


               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                   For the Fiscal Year Ended December 31, 1998

                                       OR

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                 For the Transition Period From ______ to ______

                         Commission File Number 1-04785



                  DEL WEBB CORPORATION RETIREMENT SAVINGS PLAN
                            (Full title of the plan)


                              DEL WEBB CORPORATION
                 (Exact name of Issuer as specified in charter)


                    6001 North 24th Street, Phoenix, AZ 85016
                                 (602) 808-8000
             (Address, including zip code, and telephone number and
               area code, of Issuer's principal executive offices)


                              Dated: June 29, 1999

REQUIRED INFORMATION

A. Financial Statements

        1. Audited statements of net assets available for plan benefits as of December 31, 1998 and 1997.

        2. Audited statements of changes in net assets available for plan benefits for the years ended December 31, 1998 and 1997.

B. Exhibit

     23. Consent of KPMG LLP.

                          INDEPENDENT AUDITORS' REPORT

Benefits Advisory Committee
Del Webb Corporation
Retirement Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Del Webb Corporation Retirement Savings Plan as of December 31, 1998 and 1997, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Del Webb Corporation Retirement Savings Plan as of December 31, 1998 and 1997, and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


May 27, 1999

                              DEL WEBB CORPORATION
                             RETIREMENT SAVINGS PLAN

              Statements of Net Assets Available for Plan Benefits

                           December 31, 1998 and 1997

                                                           1998          1997
                                                        -----------   ----------
Assets:
     Investments, at fair value (note 3):
        Fidelity Puritan Fund                           $ 6,746,489    6,038,871
        Fidelity Magellan Fund                           12,840,070    9,194,571
        Fidelity Contra Fund                              4,360,226    3,324,146
        Fidelity Growth & Income Fund                    11,480,770    9,045,261
        Fidelity Intermediate Bond Fund                   1,985,720    1,643,204
        Fidelity Stock Selector Fund                      2,521,841    2,152,325
        Fidelity Global Balanced Fund                       189,688      222,385
        Fidelity Retirement Money Market Fund             6,569,156    6,144,777
        Spartan U.S. Equity Index Fund                    3,742,759    2,071,496
        PBHS Emerging Growth Fund                           226,610      155,421
        Janus Mercury Fund                                  907,700      104,955
        Janus Worldwide Fund                              1,265,082      638,586
        Marshall & Ilsley Money Market Fund                 719,132      576,373
        Del Webb Corporate Fund                           2,691,333    2,480,546
        Participant loans                                 1,025,641      986,545
                                                        -----------   ----------
          Total investments                              57,272,217   44,779,462
                                                        -----------   ----------

Receivables:
     Participants' contributions                            193,221      136,252
     Employer's contributions                                69,451       51,355
                                                        -----------   ----------
          Total assets                                   57,534,889   44,967,069
                                                        -----------   ----------
          Net assets available for plan benefits        $57,534,889   44,967,069
                                                        ===========   ==========

See accompanying notes to financial statements.

                              DEL WEBB CORPORATION
                             RETIREMENT SAVINGS PLAN

                       Statements of Changes in Net Assets
                           Available for Plan Benefits

                     Years ended December 31, 1998 and 1997


                                                           1998          1997
                                                        -----------   ----------
Additions to net assets attributed to:
     Investment income:
        Net appreciation in fair value of
          investments (note 3)                          $ 6,916,132    5,312,193
        Interest and dividends                            3,090,161    2,647,079
                                                        -----------   ----------
                                                         10,006,293    7,959,272
                                                        -----------   ----------
     Contributions:
        Participants                                      5,173,674    4,628,686
        Employer - matching                               1,840,837    1,648,599
                                                        -----------   ----------
                 Total additions                         17,020,804   14,236,557
                                                        -----------   ----------
Deductions from net assets attributed to:
     Distributions to and withdrawals by participants     4,419,205    3,392,768
     Administrative and other expenses                       33,779       52,673
                                                        -----------   ----------
                 Total deductions                         4,452,984    3,445,441
                                                        -----------   ----------
                 Net increase                            12,567,820   10,791,116

Net assets available for plan benefits:
     Beginning of year                                   44,967,069   34,175,953
                                                        -----------   ----------
     End of year                                        $57,534,889   44,967,069
                                                        ===========   ==========

See accompanying notes to financial statements.

                              DEL WEBB CORPORATION
                             RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 1998 and 1997

(1) DESCRIPTION OF PLAN

    The following description of the Del Webb Corporation (Company and Sponsor) Retirement Savings Plan (Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

    (A) GENERAL

        The Plan is a defined contribution plan and covers all eligible employees of the Company and participating affiliates who are 21 years of age or older, other than those covered by a collective bargaining agreement negotiated in good faith with the Company. Terms of the agreement provide for covered employees to become participants generally after completion of six months of service.

    (B) CONTRIBUTIONS

        Participants may contribute from 2% to 6% of their salary (not to exceed the limits set forth by the Internal Revenue Code, $10,000 in 1998 and $9,500 in 1997). If such contributions are made by participants, the Company will provide a matching contribution ("matching contributions"), which is determined by the Corporation's Board of Directors. During the two years ended December 31, 1998, the matching contribution has been 50% of the deferral amount. Participants may also deposit up to 9% of their salaries above the deferral percentage eligible for a matching contribution as a voluntary deposit ("voluntary deposits") for which the Company provides no matching contribution. The Plan also allows the Company to make a "discretionary" contribution to the Plan. The allocation of the discretionary contribution excludes any participant eligible for the Company's Deferred Compensation Plan.

        The Plan is subject to the regulations established by the Employee Retirement Income Security Act of 1974 (ERISA).

    (C) PARTICIPANT ACCOUNTS

        The Plan allows for each participant to control the allocation of their assets between the various investment funds and make changes to this allocation at any time. Consequently, each participant's account reflects earnings or losses resulting from their investment decisions.

    (D) VESTING

        Participants become 100% vested in their contributions as well as employer contributions made on their behalf on the date of contribution.

    (E) BENEFITS

        Benefits are payable upon termination of employment, retirement, death, election at age 59-1/2 or termination of the Plan. Participants can receive a lump sum distribution or installment payments for up to a ten-year period.

                                                                     (Continued)

                              DEL WEBB CORPORATION
                             RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 1998 and 1997

    (F) PARTICIPANT LOANS

        Generally, participants may borrow up to 50% of their account balance subject to a minimum of $1,000 and a maximum of $50,000. Minimum monthly repayments of $50 are required. Each loan shall bear an interest rate equal to the average rate on certificates of deposit with maturities equivalent to the length of the loan at the beginning of the month the loan is made. The duration of the loans are subject to a minimum term of twelve months and a maximum term of 54 months. Participant loans are stated at the principal balance of the loans outstanding.

    (G) INVESTMENT FUNDS

        The following is a description of each investment fund as of December 31, 1998:

        * Del Webb Corporate Fund - 98% investment in common stock of the Company (a party in interest) and 2% cash.

        *   Fidelity  Puritan  Fund  -  investment  in  a  broadly   diversified
            portfolio of high-yielding securities.

        * Fidelity Magellan Fund - investment in stocks of companies with above-average growth potential.

        * Fidelity Contra Fund - investment in stocks of companies with potential for capital growth.

        * Fidelity Growth & Income Fund - investment in a broadly diversified portfolio of high-yielding securities.

        * Fidelity Intermediate Bond Fund - investment in various types of bonds that offer a return in excess of money market rates.

        * Fidelity Stock Selector Fund - investments in stocks of companies which are deemed by the Fund manager to be undervalued in relation to other companies in the same industry.

        * Fidelity Global Balanced Fund - investments in stocks, bonds and money market instruments issued anywhere in the world.

        * Spartan U.S. Equity Index Fund - investments in stocks of companies that primarily comprise the S&P 500.

        * Fidelity Retirement Money Market Fund - investment in high-quality short-term money market instruments.

        * PBHG Emerging Growth Fund - investment in stocks and equity securities of companies with high growth potential.

        * Janus Mercury Fund - investment in a diversified portfolio of stocks of companies of any size.

        * Janus Worldwide Fund - investment in common stocks of foreign and domestic issuers.

                                                                     (Continued)

                              DEL WEBB CORPORATION
                             RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 1998 and 1997

        * Marshall & Ilsley Money Market Fund - investment in high quality short-term money market instruments used to accumulate contributions temporarily, which are then transferred to participant specified investments on a monthly basis.

    (H) PLAN TERMINATION

        Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employer Retirement Income Security Act of 1974 (ERISA). In the event of Plan termination, participants will be entitled to 100 percent of their account balances.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    (A) BASIS OF PRESENTATION

        The accompanying financial statements have been prepared on the accrual basis and present the net assets available for plan benefits and changes in those net assets.

    (B) USE OF ESTIMATES

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    (C) INVESTMENT VALUATION

        Investments in mutual funds are stated at the Plan's proportionate interest in the net assets of the funds, which are valued at market. Investments in money market funds are stated at the reinvested share values which represent market. Investments in common stock of the Corporation are valued at the quoted market price.

    (D) ADMINISTRATIVE AND OTHER EXPENSES

        Other than trustee fees, administrative expenses of the Plan are paid directly by the Company, accordingly, such expenses are not reflected in the accompanying financial statements.

    (E) SECURITIES TRANSACTIONS

        Purchases and sales of securities are recorded on a trade-date basis.

    (F) PARTY-IN-INTEREST

        Certain Plan investments are shares of mutual funds managed by Fidelity Investments. Fidelity Management Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

                                                                     (Continued)

(3) INVESTMENTS

    Net appreciation in fair market value of investments (including investments bought, sold and held) during the years ended December 31, 1998 and 1997 follows:

                                                   1998                             1997
                                      -------------------------------   ------------------------------
                                      REALIZED GAIN   UNREALIZED GAIN   REALIZED GAIN  UNREALIZED GAIN
                                         (LOSS)           (LOSS)           (LOSS)          (LOSS)
                                      -------------   ---------------   -------------  ---------------
Del Webb Corporate Fund               $   248,163         (15,431)           79,439         855,981
                                      -----------      ----------        ----------      ----------
Mutual funds:
  Fidelity Puritan Fund                   184,454         107,217           213,729         428,533
  Fidelity Magellan Fund                  274,103       2,326,524           243,208       1,071,067
  Fidelity Contra Fund                    194,016         551,654            66,188         130,450
  Fidelity Growth & Income Fund           761,317       1,145,420           342,723       1,262,603
  Fidelity Intermediate Bond Fund           2,527           9,965            (6,163)         17,565
  Fidelity Stock Selector Fund             73,321          64,334            92,406         118,636
  Fidelity Global Balanced Fund            11,908          19,486            22,794          10,192
  Spartan U.S. Equity Index Fund           43,575         585,332            61,200         337,188
  PBHG Emerging Growth Fund                  (874)         14,125             2,317             (98)
  Janus Mercury Fund                        1,467         129,478                 1          (8,651)
  Janus Worldwide Fund                      2,912         181,139             7,496         (36,611)
                                      -----------      ----------        ----------      ----------
                                        1,548,726       5,134,674         1,045,899       3,330,874
                                      -----------      ----------        ----------      ----------
            Totals                    $ 1,796,889       5,119,243         1,125,338       4,186,855
                                      ===========      ==========        ==========      ==========
Net appreciation in fair value of
    investments                                         6,916,132                         5,312,193
                                                       ==========                        ==========

    At December 31, 1998, the fair value of investments which exceed 5% of net assets available for benefits are as follows:

    Del Webb Corporate Fund                            $  2,691,333
    Fidelity Puritan Fund                                 6,746,489
    Fidelity Magellan Fund                               12,840,070
    Fidelity Contra Fund                                  4,360,226
    Fidelity Growth and Income Fund                      11,480,770
    Fidelity Stock Select Fund                            2,521,841
    Fidelity Retirement Money Market Fund                 6,569,156
    Spartan U.S. Equity Index Fund                        3,742,759

                                                                     (Continued)

                              DEL WEBB CORPORATION
                             RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 1998 and 1997

(4) NET ASSETS AVAILABLE FOR BENEFITS

     The following represents changes in net assets available for benefits of the plan during 1998 and 1997:

YEAR ENDED DECEMBER 31, 1998:

                                          PBHG        JANUS        JANUS        DEL WEBB
                                        EMERGING     MERCURY     WORLDWIDE     CORPORATE
                                         GROWTH        FUND         FUND          FUND
                                        ---------    --------    ----------    ----------
Additions to net assets attributed
  to:
    Investment income:
      Net appreciation
        (depreciation) in fair
        value of investments            $  13,251     130,945       184,051       232,732
    Interest and dividend income              715      69,892         5,028            --
                                        ---------    --------    ----------    ----------
              Total investment income      13,966     200,837       189,079       232,732
                                        ---------    --------    ----------    ----------
Contributions:
    Participants                           86,811     118,129       235,340       297,928
    Employer - matching                    28,700      35,590        76,479       112,440
                                        ---------    --------    ----------    ----------

              Total contributions         115,511     153,719       311,819       410,368
                                        ---------    --------    ----------    ----------

              Total additions             129,477     354,556       500,898       643,100

Deductions from net assets
    attributed to:
    Distributions to and
      withdrawals by participants          (3,224)    (13,897)      (44,433)     (188,877)
    Administrative and other expenses         (90)        (60)          (23)         (529)
                                        ---------    --------    ----------    ----------
              Total deductions             (3,314)    (13,957)      (44,456)     (189,406)
                                        ---------    --------    ----------    ----------
Interfund transfers, including loan
    issuances and repayments              (54,974)    462,146       170,055      (242,907)
                                        ---------    --------    ----------    ----------
              Net increase in net
                assets available for
                plan benefits              71,189     802,745       626,497       210,787

Net assets available for plan benefits:
    Beginning of year                     155,421     104,955       638,585     2,480,546
                                        ---------    --------    ----------    ----------
    End of year                         $ 226,610     907,700     1,265,082     2,691,333
                                        =========    ========    ==========    ==========

                                                                                   FIDELITY
                                        FIDELITY      FIDELITY       FIDELITY       GROWTH
                                        PURITAN       MAGELLAN        CONTRA      AND INCOME
                                          FUND          FUND           FUND          FUND
                                       ----------    -----------    ----------    -----------
Additions to net assets attributed to:
    Investment income:
      Net appreciation
        (depreciation) in fair
        value of investments              291,671      2,600,627       745,670      1,906,737
    Interest and dividend income          701,171        593,826       321,772        635,006
                                       ----------    -----------    ----------    -----------

              Total investment income     992,842      3,194,453     1,067,442      2,541,743
                                       ----------    -----------    ----------    -----------
Contributions:
    Participants                          440,643        817,210       518,848      1,008,229
    Employer - matching                   166,666        298,989       183,220        361,195
                                       ----------    -----------    ----------    -----------
              Total contributions         607,309      1,116,199       702,068      1,369,424
                                       ----------    -----------    ----------    -----------
              Total additions           1,600,151      4,310,652     1,769,510      3,911,167

Deductions from net assets
    attributed to:
    Distributions to and
      withdrawals by participants        (572,549)      (582,288)     (359,372)      (815,082)
    Administrative and other
      expenses                             (4,523)        (2,893)         (566)        (5,946)
                                       ----------    -----------    ----------    -----------
              Total deductions           (577,072)      (585,181)     (359,938)      (821,028)
                                       ----------    -----------    ----------    -----------
Interfund transfers, including loan
    issuances and repayments             (315,461)       (79,972)     (373,492)      (654,630)
                                       ----------    -----------    ----------    -----------
              Net increase in net
                assets available
                for plan benefits         707,618      3,645,499     1,036,080      2,435,509

Net assets available for plan benefits:
    Beginning of year                   6,038,871      9,194,571     3,324,146      9,045,261
                                       ----------    -----------    ----------    -----------
    End of year                         6,746,489     12,840,070     4,360,226     11,480,770
                                       ==========    ===========    ==========    ===========

                                                                     (Continued)

                              DEL WEBB CORPORATION
                             RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 1998 and 1997

YEAR ENDED DECEMBER 31, 1998:

                                        FIDELITY      FIDELITY     FIDELITY     FIDELITY
                                      INTERMEDIATE     STOCK        GLOBAL     RETIREMENT
                                          BOND        SELECTOR     BALANCED   MONEY MARKET
                                          FUND          FUND         FUND         FUND
                                      -----------    ----------   ----------  ------------
Additions to net assets attributed to:
    Investment income:
      Net appreciation
        (depreciation) in fair
        value of investments          $    12,492       137,655      31,394            --
      Interest and dividend income         98,347       184,374       3,422       324,068
                                      -----------    ----------    --------    ----------

              Total investment income     110,839       322,029      34,816       324,068
                                      -----------    ----------    --------    ----------
Contributions:
    Participants                          187,737       341,794          --       543,983
    Employer - matching                    72,437       122,603          --       192,382
                                      -----------    ----------    --------    ----------

              Total contributions         260,174       464,397          --       736,365
                                      -----------    ----------    --------    ----------

              Total additions             371,013       786,426      34,816     1,060,433

Deductions from net assets
    attributed to:
    Distributions to and
      withdrawals by participants        (134,268)     (190,477)    (23,282)   (1,257,875)
    Administrative and other
      expenses                             (1,983)         (185)        (58)      (12,881)
                                      -----------    ----------    --------    ----------

              Total deductions           (136,251)     (190,662)    (23,340)   (1,270,756)
                                      -----------    ----------    --------    ----------
Interfund transfers, including loan
    issuances and repayments              107,754      (226,248)    (44,173)      634,702
                                      -----------    ----------    --------    ----------
              Net increase in net
                assets available
                for plan benefits         342,516       369,516     (32,697)      424,379

Net assets available for plan
    benefits:
    Beginning of year                   1,643,204     2,152,325     222,385     6,144,777
                                      -----------    ----------    --------    ----------

    End of year                       $ 1,985,720     2,521,841     189,688     6,569,156
                                      ===========    ==========    ========    ==========

                                          SPARTAN     MARSHALL &
                                        U.S. EQUITY    ILSLEY
                                        EQUITY INDEX    MONEY     PARTICIPANT   CHANGE IN
                                            FUND      MARKET FUND     LOANS    RECEIVABLES    TOTAL
                                         ----------   ----------- -----------  -----------    -----
Additions to net assets attributed to:
    Investment income:
      Net appreciation
        (depreciation) in fair
        value of investments                628,907          --            --         --     6,916,132
      Interest and dividend income           64,169      35,326        53,045         --     3,090,161
                                         ----------    --------    ----------    -------   -----------

              Total investment income       693,076      35,326        53,045         --    10,006,293
                                         ----------    --------    ----------    -------   -----------
Contributions:
    Participants                            439,695      81,905            --     55,422     5,173,674
    Employer - matching                     141,464      29,029            --     19,643     1,840,837
                                         ----------    --------    ----------    -------   -----------

              Total contributions           581,159     110,934            --     75,065     7,014,511
                                         ----------    --------    ----------    -------   -----------

              Total additions             1,274,235     146,260        53,045     75,065    17,020,804

Deductions from net assets
    attributed to:
    Distributions to and
      withdrawals by participants          (144,688)         --       (88,893)        --    (4,419,205)
    Administrative and other
      expenses                                 (540)     (3,502)           --         --       (33,779)
                                         ----------    --------    ----------    -------   -----------

              Total deductions             (145,228)     (3,502)      (88,893)        --    (4,452,984)
                                         ----------    --------    ----------    -------   -----------
Interfund transfers, including loan
    issuances and repayments                542,256          --        74,944         --            --
                                         ----------    --------    ----------    -------   -----------
              Net increase in net
                assets available
                for plan benefits         1,671,263     142,758        39,096     75,065    12,567,820

Net assets available for plan
    benefits:
    Beginning of year                     2,071,496     576,374       986,545    187,607    44,967,069
                                         ----------    --------    ----------    -------   -----------

    End of year                           3,742,759     719,132     1,025,641    262,672    57,534,889
                                         ==========    ========    ==========    =======   ===========

                                                                     (Continued)

                              DEL WEBB CORPORATION
                             RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 1998 and 1997

YEAR ENDED DECEMBER 31, 1997:

                                                                    FIDELITY
                                       DEL WEBB       FIDELITY      MAGELLAN     FIDELITY
                                    CORPORATE FUND  PURITAN FUND      FUND      CONTRA FUND
                                    --------------  ------------   ----------   -----------
Additions to net assets attributed to:
    Investment income:
      Net appreciation
        (depreciation) in fair
        value of investments          $   935,700       642,262     1,314,276       196,638
    Interest and dividends                     --       499,116       587,642       306,286
                                      -----------    ----------    ----------    ----------
                                          935,700     1,141,378     1,901,918       502,924
                                      -----------    ----------    ----------    ----------
Contributions:
    Participants                          285,115       458,140       774,872       563,096
    Employer - matching                   105,108       171,357       297,602       187,471
                                      -----------    ----------    ----------    ----------
              Total additions           1,325,923     1,770,875     2,974,392     1,253,491

Deductions from net assets
    attributed to:
    Distributions to and
      withdrawals by participants        (110,901)     (549,793)     (632,419)     (166,375)
    Administrative and other expenses      (1,138)       (7,869)       (4,385)       (1,056)
                                      -----------    ----------    ----------    ----------

              Total deductions           (112,039)     (557,662)     (636,804)     (167,431)
                                      -----------    ----------    ----------    ----------
Interfund transfers, including loan
    issuances and repayments             (396,978)     (451,279)     (515,712)      434,037
                                      -----------    ----------    ----------    ----------
              Net increase (decrease)     816,906       761,934     1,821,876     1,520,097

Net assets available for plan
    benefits:
    Beginning of year                   1,663,640     5,276,937     7,372,695     1,804,049
                                      -----------    ----------    ----------    ----------
    End of year                       $ 2,480,546     6,038,871     9,194,571     3,324,146
                                      ===========    ==========    ==========    ==========

                                                                     FIDELITY      FIDELITY
                                         FIDELITY        FIDELITY      STOCK        GLOBAL
                                         GROWTH &      INTERMEDIATE   SELECTOR     BALANCED
                                        INCOME FUND     BOND FUND       FUND         FUND
                                        -----------    ------------  ----------    --------
Additions to net assets attributed to:
    Investment income:
      Net appreciation
        (depreciation) in fair
        value of investments              1,605,326        11,403       211,042      32,986
    Interest and dividends                  412,957        72,561       251,178       6,840
                                         ----------    ----------    ----------    --------
                                          2,018,283        83,964       462,220      39,826
                                         ----------    ----------    ----------    --------
Contributions:
    Participants                            926,003       210,696       369,212      41,416
    Employer - matching                     319,998        74,157       114,084      15,786
                                         ----------    ----------    ----------    --------
              Total additions             3,264,284       368,817       945,516      97,028

Deductions from net assets
    attributed to:
    Distributions to and
      withdrawals by participants          (510,473)      (72,458)     (166,853)    (46,614)
    Administrative and other expenses        (7,072)       (3,669)         (841)       (174)
                                         ----------    ----------    ----------    --------

              Total deductions             (517,545)      (76,127)     (167,694)    (46,788)
                                         ----------    ----------    ----------    --------
Interfund transfers, including loan
    issuances and repayments                142,068       213,483      (110,494)   (203,334)
                                         ----------    ----------    ----------    --------
              Net increase (decrease)     2,888,807       506,173       667,328    (153,094)

Net assets available for plan
    benefits:
    Beginning of year                     6,156,454     1,137,031     1,484,997     375,479
                                         ----------    ----------    ----------    --------
    End of year                           9,045,261     1,643,204     2,152,325     222,385
                                         ==========    ==========    ==========    ========

                                                                     (Continued)

                              DEL WEBB CORPORATION
                             RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 1998 and 1997

YEAR ENDED DECEMBER 31, 1997:

                                                     FIDELITY
                                       SPARTAN      RETIREMENT      PBHG        JANUS
                                     U.S. EQUITY       MONEY       GROWTH      MERCURY
                                      INDEX FUND    MARKET FUND     FUND        FUND
                                     -----------    ----------    --------    --------
Additions to net Corporate
    attributed to:
    Investment income:
      Net appreciation
        (depreciation) in fair
        value of investments          $   398,105            --       2,219      (8,651)
      Interest and dividends               39,508       341,311          --      11,025
                                      -----------    ----------    --------    --------
                                          437,613       341,311       2,219       2,374
                                      -----------    ----------    --------    --------
Contributions:
    Participants                          222,895       528,213      43,430      28,436
    Employer - matching                    98,290       199,424       9,841       5,804
                                      -----------    ----------    --------    --------
              Total additions             758,798     1,068,948      55,490      36,614

Deductions from net assets
    attributed to:
    Distributions to and
      withdrawals by participants         (82,097)     (885,314)        (68)         --
    Administrative and other
      expenses                             (1,023)      (22,832)        (23)         (8)
                                      -----------    ----------    --------    --------
              Total deductions            (83,120)     (908,146)        (91)         (8)
                                      -----------    ----------    --------    --------
Interfund transfers, including loan
    issuances and repayments              485,561      (484,589)    100,022      68,349
                                      -----------    ----------    --------    --------
              Net increase
                (decrease)              1,161,239      (323,787)    155,421     104,955

Net assets available for plan
    benefits:
    Beginning of year                     910,257     6,468,564          --          --
                                      -----------    ----------    --------    --------
    End of year                       $ 2,071,496     6,144,777     155,421     104,955
                                      ===========    ==========    ========    ========

                                                   MARSHALL &
                                                    ILSLEY
                                        JAMES       MONEY
                                      WORLDWIDE     MARKET    PARTICIPANT   CHANGE IN
                                         FUND        FUND        LOANS     RECEIVABLES      TOTAL
                                       --------    --------    --------    -----------   -----------
Additions to net assets attributed
    to:
    Investment income:
      Net appreciation
        (depreciation) in fair
        value of investments             (29,116)         --          --           --     5,312,193
      Interest and dividends              43,881      28,343      46,432           --     2,647,079
                                        --------    --------    --------    ---------   -----------
                                          14,765      28,343      46,432           --     7,959,272
                                        --------    --------    --------    ---------   -----------
Contributions:
    Participants                         117,761      33,532          --       25,869     4,628,686
    Employer - matching                   28,756      11,809          --        9,114     1,648,599
                                        --------    --------    --------    ---------   -----------
              Total additions            161,282      73,684      46,432       34,983    14,236,557

Deductions from net assets
    attributed to:
    Distributions to and
      withdrawals by participants        (88,696)         --     (80,706)          --    (3,392,768)
    Administrative and other
      expenses                               (43)     (2,541)         --           --       (52,673)
                                        --------    --------    --------    ---------   -----------
              Total deductions           (88,739)     (2,541)    (80,706)          --    (3,445,441)
                                        --------    --------    --------    ---------   -----------
Interfund transfers, including loan
    issuances and repayments             566,042          --     152,824           --            --
                                        --------    --------    --------    ---------   -----------
              Net increase
                (decrease)               638,586      71,142     118,550       34,983    10,791,116

Net assets available for plan
    benefits:
    Beginning of year                         --     505,231     867,995      152,624    34,175,953
                                        --------    --------    --------    ---------   -----------
    End of year                          638,586     576,373     986,545      187,607    44,967,069
                                        ========    ========    ========    =========   ===========

                                                                     (Continued)

                              DEL WEBB CORPORATION
                             RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 1998 and 1997

(5) PARTICIPANT DATA

    The number of participants in each investment fund at December 31, 1998 and 1997 was as follows:

                                                            1998        1997
                                                           -----       -----

    Del Webb Corporate Fund                                  888         904
    Fidelity Puritan Fund                                    631         624
    Fidelity Magellan Fund                                 1,034         951
    Fidelity Contra Fund                                     560         521
    Fidelity Growth & Income Fund                            979         890
    Fidelity Intermediate Bond Fund                          368         342
    Fidelity Stock Selector Fund                             419         398
    Fidelity Global Balanced Fund                            123         148
    Spartan U.S. Equity Index Fund                           459         360
    Fidelity Retirement Money Market Fund                  1,103       1,154
    PBHG Emerging Growth Fund                                133          79
    Janus Mercury Fund                                       194          57
    Janus Worldwide Fund                                     326         193
                                                           =====       =====

(6) FEDERAL INCOME TAXES

    The Plan has received a determination letter dated June 5, 1996 from the Internal Revenue Service which stated that the Plan and its underlying trust qualify under the applicable provisions of the Internal Revenue Code and, therefore, are exempt from federal income taxes. There have been no amendments to the Plan subsequent to the determination letter that would effect the Plan's tax exempt status, and in the opinion of the Plan administrator, the Plan and its underlying trust have operated within the terms of the Plan and remain qualified under the applicable provisions of the Internal Revenue Code.

                                                                      SCHEDULE 1
                              DEL WEBB CORPORATION
                             RETIREMENT SAVINGS PLAN

                                 EIN: 86-0077724
                                PLAN NUMBER: 041

           Line 27a - Schedule of Assets Held for Investment Purposes

                                December 31, 1998

COLUMN A        COLUMN B                              COLUMN C                          COLUMN D       COLUMN E
--------   ---------------------   -------------------------------------------------- ------------   ------------
           IDENTITY OF ISSUER,     DESCRIPTION OF INVESTMENT, INCLUDING
           BORROWER, LESSOR        MATURITY DATE, RATE OF INTEREST,                                    CURRENT
           OR SIMILAR PARTY        COLLATERAL, PAR OR MATURITY VALUE                      COST          VALUE
           ---------------------   -------------------------------------------------- ------------   ------------
    *      Del Webb Corporation    Del Webb Corporate Fund, 95,343 shares             $  1,720,169      2,691,333

    *      Fidelity Investments    Fidelity Puritan Fund, 336,148 units                  5,660,474      6,746,489

    *      Fidelity Investments    Fidelity Magellan Fund, 106,274 units                 8,565,694     12,840,070

    *      Fidelity Investments    Fidelity Contra Fund, 76,778 units                    3,560,534      4,360,226

    *      Fidelity Investments    Fidelity Growth & Income Fund, 250,453 units          7,891,330     11,480,770

    *      Fidelity Investments    Fidelity Intermediate Bond Fund, 193,352 units        1,971,138      1,985,720

    *      Fidelity Investments    Fidelity Stock Selector Fund, 87,838 units            2,206,826      2,521,841

    *      Fidelity Investments    Fidelity Global Balanced Fund, 11,211 units             145,559        189,688

    *      Fidelity Investments    Spartan U.S. Equity Index Fund, 85,140 units          2,736,956      3,742,759

    *      Fidelity Investments    Fidelity Retirement Money Market Fund,
                                      6,569,156 units                                    6,569,156      6,569,156

           PBHG                    PBHG Emerging Growth Fund, 9,462 units                  212,583        226,610

           Janus                   Janus Mercury Fund, 37,648 units                        786,872        907,700

           Janus                   Janus Worldwide Fund, 26,712 units                    1,120,554      1,265,082

    *      Marshall & Ilsley       Marshall & Ilsley Money Market Fund, 719,132 units      719,132        719,132

    *      Participant loans       Interest rates based on average of 1 year
                                   certificate of deposit rates averaged monthly                --      1,025,641
                                                                                      ------------   ------------
                                                                                      $ 43,866,977   $ 57,272,217
                                                                                      ============   ============

* Party in interest

                 See accompanying independent auditors' report.

                              DEL WEBB CORPORATION
                             RETIREMENT SAVINGS PLAN

                                 EIN: 86-0077724
                                PLAN NUMBER: 041

                 Line 27d - Schedule of Reportable Transactions

                          Year ended December 31, 1998

SERIES TRANSACTIONS, WHEN AGGREGATED, INVOLVING AN AMOUNT IN EXCESS OF FIVE PERCENT OF THE CURRENT VALUE OF PLAN ASSETS

     COLUMN A                    COLUMN B                COLUMN C     COLUMN D
--------------------   -----------------------------   -----------   ----------
                                                          TOTAL        TOTAL
                       DESCRIPTION OF ASSET              DOLLAR        DOLLAR
    IDENTITY OF        (INCLUDE INTEREST RATE AND        VALUE OF      VALUE
  Party Involved       MATURITY IN CASE OF LOAN)        PURCHASES     OF SALES
--------------------   -----------------------------   -----------   ----------

Fidelity Investments   Puritan Fund, 153 purchases     $ 1,882,186           --
Fidelity Investments   Puritan Fund, 126 sales                  --    1,466,238
Fidelity Investments   Magellan Fund, 178 purchases      2,434,379           --
Fidelity Investments   Magellan Fund, 150 sales                 --    1,389,506
Fidelity Investments   Contra Fund, 150 purchases        1,627,107           --
Fidelity Investments   Contra Fund, 118 sales                   --    1,336,695
Fidelity Investments   Growth & Income Fund, 188
                       purchases                         3,322,909           --
Fidelity Investments   Growth & Income Fund, 145
                       sales                                    --    2,794,139
Fidelity Investments   Retirement Money Market Fund,
                       176 purchases                     4,147,582           --
Fidelity Investments   Retirement Money Market Fund,
                       172 sales                                --    3,723,202

COLUMN E   COLUMN F       COLUMN G      COLUMN H      COLUMN I
--------   ------------   ---------   -------------   ---------
             EXPENSES                 CURRENT VALUE
             INCURRED                 OF ASSETS ON
 LEASE        WITH         COST OF     TRANSACTION    NET GAIN
 RENTAL    TRANSACTIONS     ASSET         DATE        OR (LOSS)
--------   ------------   ---------   -------------   ---------

   --           --        1,882,186    1,882,186            --
   --           --        1,281,784    1,466,238       184,454
   --           --        2,434,379    2,434,379            --
   --           --        1,115,403    1,389,506       274,103
   --           --        1,627,107    1,627,107            --
   --           --        1,142,679    1,336,695       194,016

   --           --        3,322,909    3,322,909            --

   --           --        2,032,821    2,794,139       761,318

   --           --        4,147,582    4,147,582            --

   --           --        3,723,202    3,723,202            --

See accompanying independent auditors' report.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Del Webb Corporation Retirement Savings Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                        DEL WEBB CORPORATION
                                        RETIREMENT SAVINGS PLAN



                                        By /s/ Lynn Schuttenberg
                                           -------------------------------------
                                           Name:  Lynn Schuttenberg

                                           Title: Chairman of Benefits
                                                  Advisory Committee


Dated: June 29, 1999

                                INDEX TO EXHIBITS


                                                           Page in Sequential
                                                           Numbering System in
                                                           Manually Signed
Exhibit                                                    Original on Which
Number      Description                                    Exhibits May Be Found
------      -----------                                    ---------------------

23          Consent of KPMG LLP